SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


                    [X] ANNUAL REPORT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the Fiscal year ended: December 31, 2004


             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   For the transition period from ____ to ____


                         Commission File Number: 1-12709


           TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN
           ----------------------------------------------------------
                              (Full title of Plan)


                             TOMPKINS TRUSTCO, INC.
          ------------------------------------------------------------
          (Name of issuer of the securities held pursuant to the Plan)



                            P.O. Box 460, The Commons
                             Ithaca, New York 14851
                                 (607) 273-3210
                    ----------------------------------------
                    (Address of principal executive offices)

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                      INVESTMENT AND STOCK OWNERSHIP PLAN
                      -----------------------------------

                              FINANCIAL STATEMENTS
                              --------------------

                                       AND
                                       ---

                             SUPPLEMENTAL SCHEDULES
                             ----------------------


                                      * * *

                           DECEMBER 31, 2004 AND 2003
                           --------------------------

                                TABLE OF CONTENTS
                                -----------------

                                                                        Page No.
                                                                        --------

INDEPENDENT AUDITOR'S REPORT                                                1

FINANCIAL STATEMENTS

   Statements of Net Assets Available for Benefits                          3

   Statements of Changes in Net Assets Available for Benefits               4

   Notes to Financial Statements                                            5

SUPPLEMENTAL SCHEDULES

   Schedule of Assets Held for Investment Purposes at End of Year
    as of December 31, 2004 (Schedule I)                                   10

   Schedule of Investment Assets that Were Both Acquired and Disposed of Within the Plan Year for the Year Ended December 31, 2004
    (Schedule II)                                                          11

   Schedule of Reportable Transactions for the Year Ended
    December 31, 2004 (Schedule III)                                       12

                          Independent Auditor's Report
                          ----------------------------

                                                                     May 5, 2005

To the Compensation and Personnel Committee and Participants of Tompkins Trustco, Inc.
Investment and Stock Ownership Plan


         We have audited the accompanying statements of net assets available for benefits of the Tompkins Trustco, Inc. Investment and Stock Ownership Plan ("the Plan") as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2004, Schedule of Investment Assets that Were Both Acquired and Disposed of Within the Plan Year for the Year Ended December 31, 2004, and Schedule of Reportable Transactions for the Year Ended December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                       /s/ Dannible & McKee, LLP
                                                           Syracuse, New York

                             TOMPKINS TRUSTCO, INC.
                             ----------------------

                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                 -----------------------------------------------


                                                       December 31,
                                                -------------------------
          Assets                                   2004            2003
          ------                                -----------    ----------
Investments at fair value (Notes 1, 2 and 5):   $23,425,122   $19,102,625
                                                -----------    ----------
Receivables:
   Employee contributions (Note 9)                  330,894       325,492
   Accrued interest and dividends                     7,022         2,910
                                                -----------    ----------
       Total receivables                            337,916       328,402
                                                -----------    ----------
Cash                                                  2,575        52,438
                                                -----------    ----------
       Net assets available for benefits        $23,765,613    19,483,465
                                                ===========    ==========

                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                       INVESTMENT AND STOCK OWNERSHIP PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                             Year ended December 31,


                                                     2004           2003
                                                 -----------    -----------
Additions to net assets attributed to: -
   Investment income:
     Net appreciation in fair value of
      investments (Note 5)                       $ 2,161,337    $ 2,549,812
     Participant loan interest                        26,123         25,954
     Dividends                                       377,121        213,899
                                                 -----------    -----------
       Total investment income                     2,564,581      2,789,665
                                                 -----------    -----------
   Contributions:
     Employer profit sharing                         800,792        759,551
     Employee salary deferral (Note 9)             2,223,073      2,020,907
                                                 -----------    -----------
       Total contributions                         3,023,865      2,780,458
                                                 -----------    -----------
   Transfer from other plan (Note 8)                 274,008        176,762
                                                 -----------    -----------
       Total additions                             5,862,454      5,746,885
                                                 -----------    -----------
Deductions from net assets attributed to:
   Benefits paid to participants                   1,580,306        692,666
                                                 -----------    -----------
       Net increase                                4,282,148      5,054,219
Net assets available for benefits:
   Beginning of year                              19,483,465     14,429,246
                                                 -----------    -----------
   End of year                                   $23,765,613    $19,483,465
                                                 ===========    ===========

                 See accompanying notes to financial statements.

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
                          NOTES TO FINANCIAL STATEMENTS
                          -----------------------------

Note 1 - Description of the Investment and Stock Ownership Plan
---------------------------------------------------------------

         The following description of the Tompkins Trustco, Inc. (the "Company") Investment and Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

         General - The Plan is an investment and stock ownership plan and has a
Section 401(k) salary deferral arrangement covering eligible employees who have met certain age and service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Compensation and Personnel Committee (the "Committee") appointed by the Company's Board of Directors (the "Board"). The Trust Department of Tompkins Trust Company is the Plan's trustee.

         Eligibility - An employee shall become eligible for participation in the matching provision of the Plan once they are age twenty-one. However, an employee shall become eligible for participation in the profit sharing provision of the Plan on the first day of the month coinciding with completing one year of employment and attaining the age of twenty-one. Leased employees, employees covered under a collective bargaining agreement and "on call" employees are not eligible to participate.

         Contributions - Eligible participants can contribute to the Plan elective salary deferral up to the maximum allowed by the Internal Revenue Code. These contributions are eligible for matching contributions of 100% of the first 3% of elective deferral and 50% of the next 2% of elective deferral. In addition, the Company, by proper action of the Board, may make contributions to the Plan out of its profits in an amount based on a percentage of the total compensation of all eligible participants during any plan year. Participants are given the opportunity to elect to receive in cash that portion of their allocation, which the Board shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. The Committee approved a 4% elective contribution for 2004 and 2003.

         Participants' accounts - Each participant's account is credited with the participant's elective deferral, an allocation of the Company's matching contribution and an allocation of the Plan earnings. Allocations of the Company's contributions are based on participants' compensation. Allocations of the Company's matching contributions are based on a pro rata share of participants' elective deferrals. Allocations of the Plan earnings are based upon participants' earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

         Vesting - Participants are immediately 100% vested in the Plan. Therefore, there are no forfeitures.

         Investment options - Upon enrollment in the Plan, a participant may direct contributions to the Plan in any of eleven investment options. Participants may change their investment options daily.

         Participant loans receivable - The Plan may make loans to participants of the Plan. The maximum amount allowed is the lesser of $50,000 or 50% of the participant's entire vested account balance under the Plan. Loan periods range from one to five years, except for loans used to acquire a principal residence, which may exceed five years, with interest at the current prime rate published in the Wall Street Journal at the time of the loan. Participants are limited to having no more than two loans outstanding at any given time.

         Payments of benefits - Upon retirement or disability, a participant may elect to receive either a lump sum amount equal to the value of their account or payments on an instalment method. Distributions to participants upon termination of employment other than for retirement or disability may be made in one lump sum.

Note 2 - Summary of significant accounting policies
---------------------------------------------------

         Basis of presentation - The accompanying financial statements have been prepared on the accrual method of accounting.

         Risks and uncertainties - The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

         Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

         Investments - Investments are recorded at fair value. Quoted market prices are used to value mutual funds. The investment in the Company's common stock is valued at December 31, 2004 and 2003, at market value as listed on the American Stock Exchange for publicly traded securities. Dividend income is accrued on the ex-dividend date. Purchases and sales are recorded on a trade date basis. Realized gains and losses from investment transactions are reported on the average cost method.

         Economic dependency and concentration of risk - The Plan has approximately 28% and 30% of its assets invested in Tompkins Trustco, Inc. common stock as of December 31, 2004 and 2003, respectively. In addition, the Plan has approximately 30% of its assets invested in Wright Mutual Funds as of December 31, 2004 and 2003. The Plan also has approximately 20% and 21% of its assets invested in Federated Mutual Funds as of December 31, 2004 and 2003, respectively. Accordingly, the Plan is dependent upon the financial condition of these entities.

Note 3 - Administration of plan assets
--------------------------------------

         Company contributions are held and managed by the trustee who invests cash received and makes distributions to participants.

         Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are paid directly by the Company.

Note 4 - Tax status
-------------------

         The Internal Revenue Service has determined and informed the Company that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code. Accordingly, the Plan has been accounted for as a tax-exempt plan.

Note 5 - Investments
--------------------

         The Plan's investments are held by the Company's administered trust fund. The fair value of investments are as follows:

                                                                             December 31,
                                                                     -------------------------
                                                                        2004           2003
                                                                     -----------   -----------
Investments, at fair value:
  Tompkins Trustco, Inc. Common Stock                                $ 6,512,087   $ 5,787,288
  Wright Managed Income U.S. Government Near Term Bond Mutual Fund       855,603       723,326
  Wright Major Blue Chip Mutual Fund                                   2,593,162     2,081,624
  Wright Selected Blue Chip Mutual Fund                                3,670,205     2,837,101
  Federated Prime Obligations - Money Market Funds                     2,559,194     2,328,437
  Federated Managed Allocation Moderate Growth Select Mutual Fund        792,526       640,038
  Federated Managed Allocation Growth Select Mutual Fund                 791,616       638,631
  Federated Managed Allocation Total Return Bond Fund                    447,251            --
  Federated Managed Allocation Income Select                                  --       321,960
  American Century Ultra                                               1,733,333     1,259,176
  American Century International Growth Fund                           1,284,058       920,855
  Janus Enterprise Fund                                                1,588,810     1,073,013
  Participant loans receivable                                           597,277       491,176
                                                                     -----------   -----------
                                                                     $23,425,122   $19,102,625
                                                                     ===========   ===========

         Investments that represent 5% or more of the Plan's net assets ($1,188,281 for 2004 and $974,065 for 2003) are separately identified above.

         The Plan's investments (including investments bought, sold and held during the year) appreciated in fair value are as follows:

                                                         Year ended December 31,
                                                       -------------------------
                                                           2004          2003
                                                       -----------   -----------
Various mutual funds                                   $ 1,255,178   $ 1,816,831
Common stock of Tompkins Trustco, Inc.                     906,159       732,981
                                                       -----------   -----------
                                                       $ 2,161,337   $ 2,549,812
                                                       ===========   ===========

Note 6 - Termination of the Plan
--------------------------------

         The Company reserves the right to terminate the Plan at any time subject to plan provisions. Upon plan termination, all assets would be used to pay the administrative expenses, liquidation expenses and participant claims until all fund assets have been expended. The Company would not be entitled to receive any assets or other benefits upon termination of the Plan.

Note 7 - Plan amendments
------------------------

         Effective August 11, 2004, various sections of the Plan document were amended to facilitate the Internal Revenue Service determination letter process.

Note 8 - Tompkins Trustco, Inc. Employee Stock Ownership Plan diversification
-----------------------------------------------------------------------------

         Under the Tompkins Trustco, Inc. Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account within ninety days after the close of each plan year. The participants may make this election over a six-year period. The funds elected to be diversified are transferred to the Plan and invested in funds as chosen by the participant. During 2004 and 2003, participants transferred $274,008 and $176,762, respectively.

Note 9 - Reconciliation of the financial statements to Form 5500
----------------------------------------------------------------

         The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

                                                         Year ended December 31,
                                                       -------------------------
                                                           2004          2003
                                                       -----------   -----------
Net assets available for benefits per the
 financial statements                                  $23,765,613   $19,483,465
Less - Employee contribution receivable                    330,894       325,492
                                                       -----------   -----------
    Net assets available for benefits per Form 5500    $23,434,719   $19,157,973
                                                       ===========   ===========

         The following is a reconciliation of employee contributions per the financial statements to Form 5500 for the year ended December 31, 2004:


Employee contributions per the financial statements                 $2,223,073

Add - Amounts received from employee elective deferral of 2003
  profit sharing, received in 2004                                     325,492

Less - Amounts receivable from employee elective deferral of 2004
  profit sharing, received in 2005                                     330,894
                                                                    ----------
       Employee contributions per Form 5500                         $2,217,671
                                                                    ==========

         As discussed in Note 1, participants are given the opportunity to elect to receive in cash that portion of their profit sharing allocation which the Board shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan. These elective deferrals are not made by the participant until the year subsequent of when the profit sharing percentage is approved by the Committee. Therefore, these elective deferrals are accrued as a receivable to the Plan in the Plan year that the profit sharing is approved. However, these elective deferrals are considered in the relevant nondiscrimination testing in the year that they are received by the Plan.

Note 10 - Contingencies
-----------------------

         The Plan is currently under examination by the Internal Revenue Service for the year ended December 31, 2002. Management believes that the Plan is in compliance with the applicable rules and regulations of ERISA and the Internal Revenue Code. Therefore, the Plan's financial statements have not provided for any adjustments as a result of this examination.

                             SUPPLEMENTAL SCHEDULES
                             ----------------------


                                                                      SCHEDULE I
                                                                      ----------

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
                                 EIN #16-1601018
                                 ---------------
                                    PLAN #002
                                    ---------

         SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
         --------------------------------------------------------------
           (Required Disclosure of Line 4i on Schedule H of Form 5500)
           -----------------------------------------------------------
                                DECEMBER 31, 2004
                                -----------------

-----------------------------------------------------------------------------------------------------------------
                                                                 (c)
                           (b)                    Description of investment including                     (e)
           Identity of issue, borrower, lessor     maturity date, rate of interest,         (d)         Current
  (a)               or similar party               collateral, par or maturity value        Cost         value
--------- -------------------------------------- -------------------------------------  -----------   ------------
          Federated Prime Obligations             Money Market Fund, 2,559,194 shares   $ 2,559,194   $ 2,559,194

          American Century Ultra                  Mutual Fund, 59,483 shares              1,563,290     1,733,333

          Federated Managed Allocation Growth
           Select                                 Mutual Fund, 62,977 shares                733,876       791,616

          Federated Managed Allocation
           Moderate Growth Select                 Mutual Fund, 65,606 shares                731,909       792,526

          Janus Enterprise Fund                   Mutual Fund, 42,233 shares              1,415,586     1,588,810

          Wright Selected Blue Chip Equity        Mutual Fund, 277,415 shares             3,650,598     3,670,205

          Wright Major Blue Chip Equity           Mutual Fund, 220,133 shares             2,592,561     2,593,162

          American Century International Growth   Mutual Fund, 141,885 shares             1,312,975     1,284,058

          Federated Total Return Bond Fund        Mutual Fund, 41,259 shares                445,700       447,251

          Wright Managed Income U.S.
           Government Near Term Bond              Mutual Fund, 85,732 shares                878,935       855,603

  *       Tompkins Trustco, Inc.                  Common stock, 121,744 shares            3,117,898     6,512,087

  *       Participant loans receivable            Participant loans receivable with
                                                   various rates of interest from
                                                   6% to 10%                                597,277       597,277
                                                                                        -----------   -----------
               Total investments                                                        $19,599,799   $23,425,122
                                                                                        ===========   ===========

* A party-in-interest as defined by ERISA.


                                                                     SCHEDULE II
                                                                     -----------

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
                                 EIN #16-1601018
                                 ---------------
                                    PLAN #002
                                    ---------

                          SCHEDULE OF INVESTMENT ASSETS
                          -----------------------------
          THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
          ------------------------------------------------------------
       (Required Disclosure of Line 4i on Schedule H of Form 5500, Part 2)
       -------------------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                      ------------------------------------

------------------------------------------------------------------------------------------------------------------------
                                                     (b)
                                          Description of investment
                (a)                    including maturity date, rate of           (c)                     (d)
    Identity of issue, borrower,         interest, collateral, par or           Costs of              Proceeds of
      lessor, or similar party                  maturity value                acquisitions           dispositions
------------------------------------- ----------------------------------- --------------------- ------------------------

                                                   - NONE -


                                                                    SCHEDULE III
                                                                    ------------

                             TOMPKINS TRUSTCO, INC.
                             ----------------------
                       INVESTMENT AND STOCK OWNERSHIP PLAN
                       -----------------------------------
                                 EIN #16-1601018
                                 ---------------
                                    PLAN #002
                                    ---------

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                       -----------------------------------
           (Required Disclosure of Line 4j on Schedule H of Form 5500)
           -----------------------------------------------------------
                      FOR THE YEAR ENDED DECEMBER 31, 2004
                      ------------------------------------

------------------------------------------------------------------------------------------------------------------------
                        (b)
                  Description of                                                                     (h)
                  asset (include                                                                  Current
                   interest rate                                           (f)                    value of        (i)
      (a)          and maturity        (c)          (d)       (e)        Expense        (g)       asset on        Net
  Identity of      in case of a      Purchase     Selling    Lease     incurred with   Cost of   transaction    gain or
 party involved       loan)           price        price     rental     transaction     asset       date         (loss)
----------------- ---------------- ------------- ---------- --------- --------------- --------- -------------- ---------
                                                       - NONE -

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


TOMPKINS TRUSTCO, INC.  INVESTMENT AND STOCK OWNERSHIP PLAN



                                       Administrator: TOMPKINS TRUST COMPANY


Date:  June 24, 2005                   By: /s/ FRANCIS M. FETSKO
                                           -------------------------------------
                                           Francis M. Fetsko
                                           Executive Vice President
                                           Chief Financial Officer

                                  Exhibit Index
                                  -------------


Exhibit Number      Description                                          Page
--------------      -----------                                          ----
   23.1             Consent of Dannible & McKee                           16